Exhibit 12

IPALCO ENTERPRISES, INC.

Ratio of Earnings to Fixed Charges

	Rolling Twelve Months Ended June 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$102,791	$130,406	$121,228	$122,840	$206,974	$159,279
Fixed charges	125,906	126,448	127,565	144,061	124,471	124,826
Distributed income of equity investees	0	0	1,000	0	0	0
Interest capitalized	(2,958)	(2,437)	(1,608)	(1,188)	(3,698)	(2,617)
Preferred dividends	(5,402)	(5,402)	(5,402)	(5,402)	(5,402)	(5,402)
Total earnings	$220,337	$249,015	$242,783	$260,311	$322,345	$276,085

Fixed charges:
Interest on long-term debt	114,095	114,707	116,970	133,302	114,146	112,177
Interest on short-term debt	1,971	2,136	1,391	1,579	1,837	4,048
Amortization of debt expense	4,397	4,174	3,778	3,746	3,056	3,148
Preferred dividends	5,402	5,402	5,402	5,402	5,402	5,402
Net interest factor attributable to rents (1)	41	29	24	32	30	50
Total fixed charges	$125,906	$126,448	$127,565	$144,061	$124,471	$124,826

Ratio of earnings to fixed charges	1.75	1.97	1.90	1.81	2.59	2.21

(1)	The Company considers one-third of rent expense to represent interest expense.